UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  May 8, 2020

ACT II GLOBAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

745 5th Avenue

New York, NY 10151

Attn: Christopher Giordano; Jon Venick

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 335-4500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ACTTU	The NASDAQ Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	ACTT	The NASDAQ Stock Market LLC

Redeemable Warrants, each exercisable for one Class A Ordinary Share for $11.50 per share	ACTTW	The NASDAQ Stock Market LLC

Item 1.01 Entry Into A Material Definitive Agreement.

Amendment to the Purchase Agreement

As previously disclosed, on December 19, 2019, Act II Global Acquisition Corp. (“Act II”) entered into a purchase agreement (as amended, the “Purchase Agreement”) with Flavors Holdings Inc. (“Flavors Holdings”), MW Holdings I LLC (“MW Holdings I”), MW Holdings III LLC (“MW Holdings III”) and Mafco Foreign Holdings, Inc. (together with Flavors Holdings, MW Holdings I and MW Holdings III, the “Sellers”), in connection with the proposed purchase of all of the outstanding equity interests of Merisant Company (“Merisant”), Merisant Luxembourg (“Merisant Luxembourg”), Mafco Worldwide LLC (“Mafco Worldwide”), Mafco Shanghai LLC (“Mafco Shanghai”), EVD Holdings LLC (“EVD Holdings”), and Mafco Deutschland GmbH (together with Merisant, Merisant Luxembourg, Mafco Worldwide, Mafco Shanghai, and EVD Holdings, the “Transferred Entities”). Subject to the terms and conditions of the Purchase Agreement, at the closing of the transactions (the “Transactions”) contemplated thereunder (the “Closing”), the Sellers shall sell, convey, assign, transfer and deliver to Act II, and Act II shall purchase, the issued and outstanding capital stock of the Transferred Entities certain assets and assume certain liabilities included in the Transferred Assets and Liabilities (as defined in the Purchase Agreement) in each instance, free and clear of all liens, in exchange, subject to the terms and conditions set forth in the Purchase Agreement, for the Purchase Price (as defined in the Purchase Agreement). On February 12, 2020, as previously disclosed, Sellers and Act II entered into Amendment No. 1 to the Purchase Agreement.

On May 8, 2020, the Sellers, Act II and Project Taste Intermediate LLC, a direct, wholly-owned subsidiary of the Act II (“Intermediate Holdco”) entered into Amendment No. 2 to Purchase Agreement (the “Purchase Agreement Amendment”), pursuant to which the parties amended certain provisions of the Purchase Agreement, in order to, among other things:

•	reduce the Purchase Price by an aggregate of $70 million, consisting of (i) a reduction to the Base Cash Consideration (as defined in the Purchase Agreement) from $450 million to $415 million, and (ii) a reduction to the Purchaser Ordinary Shares Consideration (as defined in the Purchase Agreement) from Class A Ordinary Shares (as defined in the Purchase Agreement) valued at $60 million to $25 million (subject to the adjustment mechanics described below);

•	with respect to the reduction to the Purchaser Ordinary Shares Consideration described above, the Purchase Agreement Amendment provides that such amount will now be defined as the number of Class A Ordinary Shares equal to the higher of (1) 2,500,000 or (2) the quotient of (x) the sum of $25,000,000 plus the amount, if any, by which the Base Cash Consideration is reduced in accordance with mechanics described below, divided by (y) the lowest per share price at which Class A Ordinary Shares are sold by Act II to any Person from and after the date of the Purchase Agreement but prior to, at or in connection with the Closing; and

•	provide Act II with the option, immediately prior to Closing, subject to certain conditions set forth in the Purchase Agreement Amendment, to reduce the Base Cash Consideration by the amount of funds necessary (up to $20,000,000) for Act II to pay (i) the Cash Consideration, (ii) any amounts paid in connection with the Warrant Amendment, and (iii) the Transaction Costs (each as defined in the Purchase Agreement) in exchange for a dollar-for-dollar increase in the Purchaser Ordinary Shares Consideration.

A copy of the Purchase Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Purchase Agreement Amendment is qualified in its entirety by reference thereto.

Commitment Letter Consent Letter

As previously disclosed, on December 19, 2019, in connection with entering into the Purchase Agreement, Act II entered into a commitment letter (the “Commitment Letter”) with TD Securities (USA) LLC (“TDSL”), as left lead arranger and book runner, The Toronto-Dominion Bank, New York Branch (“TDNY”), and Toronto Dominion (Texas) LLC (“TDTX,” and together with TDSL and TDNY, the “TD Entities”) as administrative agent. The Commitment Letter was filed as Exhibit 10.2 to the Form 8-K filed by Act II on February 13, 2020.

On May 8, 2020, Act II and the TD Entities entered into a side letter relating to certain matters set forth in the Commitment Letter (the “Commitment Letter Consent”). Among other things, the Commitment Letter Consent Letter (i) amended certain factual and procedural statements in the Commitment Letter regarding the overall proposed Transaction and (ii) provided consent from the TD Entities regarding Act II’s entry in the Purchase Agreement Amendment.

A copy of the Commitment Letter Consent Letter is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Commitment Letter Consent Letter is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On May 11, 2020, Act II issued a press release announcing the execution of the Purchase Agreement Amendment. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Act II prepared a revised investor presentation for use in connection with various meetings and conferences. A copy of the investor presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the proposed business combination and warrant amendment, Act II filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and will mail the definitive proxy statement/prospectus and other relevant documentation to Act II shareholders and Act II warrant holders. This filing does not contain all the information that should be considered concerning the proposed transaction. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination and the warrant amendment. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws.

Act II shareholders and Act II warrant holders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with Act II’s solicitation of proxies for the extraordinary general meeting of the Act II shareholders and the special meeting of Act II’s public warrant holders to be held to approve the proposed transaction and the warrant amendment, because these materials will contain important information about Merisant Company (“Merisant”), MAFCO Worldwide LLC (“Mafco”) and Act II and the proposed transaction and the warrant amendment.

The definitive proxy statement/prospectus will be mailed to Act II shareholders and warrant holders as of the record date, May 1, 2020. Shareholders and warrant holders will also be able to obtain a copy of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at www.sec.gov or by directing a request to Act II at 745 5th Avenue, New York, NY 10151.

Participants in the Solicitation

Act II, Merisant, Mafco and their respective directors and officers and representatives or affiliates may be deemed to be participants in the solicitation of proxies of Act II shareholders in connection with the business combination and of Act II warrant holders in connection with the warrant amendment. Act II shareholders and Act II warrant holders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Act II in the Registration Statement on Form S-4 of Act II. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Act II shareholders in connection with the business combination, and to Act II warrant holders in connection with the warrant amendment, is set forth in the proxy statement/prospectus for the business combination and warrant amendment. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination and warrant amendment is included in the proxy statement/prospectus that Act II filed with the SEC and other documents furnished or filed with the SEC by Act II.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 2 to Purchase Agreement dated as of May 8, 2020, by and among Act II, the Sellers and Intermediate Holdco.
10.1	Commitment Letter Consent Letter dated May 8, 2020, by and among TDSL, TDNY, TDTX and Act II.
99.1	Press Release, dated May 11, 2020.
99.2	Investor Presentation, dated May 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Act II Global Acquisition Corp.

Date: May 11, 2020	By:	/s/ Ira J. Lamel
Name: Ira J. Lamel Title: Chief Financial Officer